

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 7, 2009

Rod A. Shipman
President, Chief Executive Officer and
Chief Financial Officer
6336 17th Street Circle East
Sarasota, Florida 34243

     RE: CPC of America, Inc.
         Form 10-K for the fiscal year ended December 31, 2007
         Filed on March 17, 2008
         Form 10-K for the fiscal year ended December 31, 2008
         Filed March 13, 2009
         File No. 000-24053

Dear Mr. Shipman:

     We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Brian Cascio
               Accounting Branch Chief